Mail Stop 3561 October 7, 2005

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

> **Re:** **RMD Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-SB**
> **Filed September 21, 2005**
> **Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **File No. 0-51109**

Dear Mr. Galliher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB Amendment No. 3 filed September 21, 2005

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Results of Operations, page 13

1. We reviewed your response to comment 3 from our comment letter dated July 18, 2005. Your current disclosure regarding revenues for the fiscal year ended May 31, 2005 as compared to the fiscal year ended May 31, 2004 is inadequate. Sales of recycled products increased $75,162 or 188%. Recycling revenues decreased

$67,439 or 29%. Please revise to discuss the material change in revenue mix and any known trends. Please include discussion of average price per pound collected and any trend information relevant to a reader's understanding of your recycling operations. Refer to Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 13

2. Please disclose the terms of the $25,000 note you entered into in August 2005.

Financial Statements, page 31

Statements of Cash Flows, page 35

3. Based on review of your May 31, 2004 audited financial statements included in your Form 10-SB Amendment No. 2 you reported non-cash investing and financing activities. These same activities are not reported in your statements of cash flows for the years ended May 31, 2005 and 2004 included in your Form 10-SB Amendment No. 3. Please revise to present non-cash investing and financing activities for all years presented. Refer to paragraph 32 of SFAS 95.

Notes to Financial Statements, page 36

Note 5. Capital Leases, page 39

4. We reviewed your response to comment 6 from our letter dated July 18, 2005. We have follow up comments as follows:

As was previously requested, please revise to disclose the gross amount of assets recorded under capital leases as of the date of each balance sheet date presented. Your current disclosure only includes the capital lease payable balances and your future gross minimum rental payments. We would not expect either of these amounts to equal the gross amount of assets recorded.

Given the significant percentage of imputed interest we are assuming that you capitalized the fair value of the equipment being leased as it was less than the present value of your minimum lease payments. We therefore expect a significant difference in your future gross minimum rental payments and the related capital lease obligations. Your current disclosure implies that your gross minimum rental payments are equal to your capital lease obligation. Please revise to disclose your future minimum lease payments with a separate line item deducting imputed interest.

Note 6. Reclassifications, page 39

5. We noted that you had significant reclassifications as a result of adding the line item "cost of recycling" in your May 31, 2004 statement of operations. Given the significance of this reclassification additional disclosure explaining the reclassification should be provided. Please also tell us your consideration of the need to restate your May 31, 2004 financial statements as a result of the reclassification. Refer to APB 20.

Note 7. Subsequent Events, page 40

6. In August 2005 an outside party loaned you $25,000. The note has a conversion feature that allows the holder to convert the principal and accrued interest into shares of common stock at a rate of $0.001 per share at any time after all comments from the Securities and Exchange Commission on your Form 10-SB are clear. Please tell us your consideration of a contingent beneficial conversion feature. Note that any contingent beneficial conversion feature should be measured at the commitment date and recognized in earnings when the contingency is resolved. Refer to paragraph 13 of EITF 98-5. If there will be a material interest charge upon occurrence of the contingent event please revise to disclose the charge. Please ensure your response includes the fair value of your shares as of August 2005. In this regard, we reviewed your response to comment 4 from our letter dated July 18, 2005. We note that the valuation of your shares as of June 26, 2004 was $0.001. Your response states that this valuation was based, in part on the difficulty of reselling the shares in the near future. We would expect that your valuation considerations in August 2005 would be different than your valuation considerations as of June 26, 2004 in that you have an additional year of historical operations.

Form 10-KSB for Fiscal Year Ended May 31, 2005

7. Please revise your Form 10-KSB for Fiscal Year Ended May 31, 2005 filed on September 21, 2005 for all applicable Form 10-SB Amendment No. 3 comments above.

Item 1. Description of Business – Risk Factors

8. Please revise your first paragraph to indicate that your risk factors section sets forth the material risks facing your business and eliminate the implication that you have not included other material risks. Revise your risk factors section accordingly.

Item 8A. Controls and Procedures

9. We note your disclosure that your "principal executive/financial officer concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, because you discuss limitations on control systems, please state whether the controls and procedures are effective at a "reasonable assurance" level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

10. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B. Also confirm to us that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Item 14. Principal Accountant Fees and Services

11. We note you refer to your Form 10-SB, rather than your Form 10-KSB. Please revise here and elsewhere in your document.

***

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Patrick A. Galliher, President
RMD Technologies, Inc.
October 7, 2005
Page 5

       You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc: Brian Faulkner, Esq.
        Fax: 949-240-1362